UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Uni-boil MP Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of organization:

08 May 2015

Physical address of issuer:

500 N Atlantic Blvd, # 127
Monterey Park
California 91754
USA

Website of issuer:

http://www.uniboil.com

Name of intermediary through which the offering will be conducted:

Ksdaq Inc.

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Five percent (5%) of the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No.

Type of security offered:

Common Stock

Target number of securities to be offered:

1,500

Price (or method for determining price):

$10

Target offering amount:

$15,000

Oversubscriptions accepted:

Yes.

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount:

$107,000

Deadline to reach the target offering amount:

31 January 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	154,272	39,916
Cash & Cash Equivalents	25,127	32,618
Accounts Receivable:	35,290	0

Short-term Debt:	30,000	30,000
Long-term Debt:	0	0
Revenues/Sales	706,330	297,002
Cost of Goods Sold:	239,713	89,450
Taxes Paid:	94,862	21,982
Net Income:	3,956	(3,548)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the popularity of Chinese restaurants in California;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds; and
- our ability to protect our recipe secret.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the restaurant and food service industry;
- growth of, and risks inherent in, the restaurant and food service industry in the U.S;
- our ability to continuously keep up with changes in tastes and preferences of customers;
- maintaining the quality of our dishes;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights and recipe secret.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Uni-boil MP Inc shall include any joint venture in which Uni-boil MP Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Uni-boil MP Inc.

"Company " means Uni-boil MP Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Uni-boil MP Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the common stock of Uni-boil MP Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Uni-boil MP Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mingfai Lai   **Dates of Board Service: May 2015**

Principal Occupation:
Chief Executive Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Executive Officer

Business Experience:
Uni-Boil Group, Inc. - 2014 to Present
Dongguam City Changxin Industry Co., Ltd. - 2012 to 2014
SUNUP Mecha - Electronic Equipment Ltd. - 2010 to 2012
Pollux Ltd.- 2008 to 2010
Game World Company - 1997 to 2008
Twin-Star Company - 1997 to 2008

Mingfai Lai served as General Manager of a wholesale and export company, Game World Company as well as a local retail company, Twin-Star Company, since 1997. He was responsible for managing company's operation. The two companies merged in 2008 where he continued to serve as the General Manager.

In 2003, Mr Lai became an Official Dealer for Microsoft in Hong Kong. He has also a long-term cooperation relationship with Sony Hong Kong as its PlayStation Dealer. Since 2010, he joined and was responsible for SUNUP Mecha - Electronic Equipment Limited regional cooperation in the US. He then joined Dongguam City Changxin Industry Company Limited in 2012 and was responsible for product development and foreign sales strategy formulation. Furthermore, he was mainly responsible for preparing the American branch of the company.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mingfai Lai

Principal Occupation:
Chief Executive Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Executive Officer

Business Experience:
Uni-Boil Group, Inc. - 2014 to Present
Dongguam City Changxin Industry Co., Ltd. - 2012 to 2014
SUNUP Mecha - Electronic Equipment Ltd. - 2010 to 2012
Pollux Ltd. - 2008 to 2010
Game World Company - 1997 to 2008
Twin-Star Company - 1997 to 2008

Mingfai Lai served as General Manager of a wholesale and export company, Game World Company, as well as a local retail company, Twin-Star Company, since 1997. He was responsible for managing company's operation. The two companies merged in 2008 where he continued to serve as the General Manager.

In 2003, Mr. Lai became an Official Dealer for Microsoft in Hong Kong. He has also a long-term cooperation relationship with Sony Hong Kong as its PlayStation Dealer. Since 2010, he joined and was responsible for SUNUP Mecha - Electronic Equipment Limited regional cooperation in the US. He then joined Dongguam City Changxin Industry Company Limited in 2012 and was responsible for product development and foreign sales strategy formulation. Furthermore, he was mainly responsible for preparing the American branch of the company.

Name: Wai Lun Pun

Principal Occupation:
Chief Operating Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Operating Officer

Business Experience:
Indio Products, Inc. - 2013 to 2015
OSM Group AB, - 2010 to 2013
DICOTA - 2007 to 2010
Nam Wah Watch Case Factory Ltd - 2005 to 2006

Before joining Uni-boil MP Inc, Wai Lun Pun served as Quality Manager at Indio Products, Inc from 2013 to 2015 and QE Manager at OSM Group AB from 2010 to 2013. Mr. Pun also worked at DICOTA and Nam Wah Watch Case Factory Ltd after graduating from the City University of Hong Kong with a Bachelor of Engineering degree in Mechatronic.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Mingfai Lai	Common Stock	100%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to:

- Purchase and improve our restaurant equipments;
- Enhance our working capital for the current and future operations;
- Budget for marketing and advertising; and
- To provide us with an optimal capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

If Target Offering Amount ($15,000) Sold:

Description of Use	Amount
Purchase of Equipments To improve the quality of the restaurant equipments, including refrigerators, cooking appliances, utensils, and catering supplies.	$6,000
Working Capital To finance our general working capital for the next 12 months.	$4,000
Marketing and Advertising To conduct advertising activities through various social media and restaurant-level promotional activities.	$5,000
TOTAL:	**$15,000**

If Maximum Amount ($107,000) Sold:

Description of Use	Amount
Purchase of Equipments To improve the quality of the restaurant equipments, including refrigerators, cooking appliances, utensils, and catering supplies.	$45,000
Working Capital To finance our general working capital for the next 12 months.	$35,000
Marketing and Advertising To conduct advertising activities through various social media and restaurant-level promotional activities.	$27,000
TOTAL:	**$107,000**

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/u/desktop/qPortfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. The Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format by the Issuer's transfer

agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$15,000**
Maximum Target	**$107,000**
Pre-money Valuation	**$1,000,000**
Equity Offered	**1.48% - 9.67%**
Securities Type	**Common Stock**
Closing Date	**31 January 2018**
Share Price	**$10.00**
Shares Offered	**1,500 - 10,700**
Shares Issued After Offering	**101,500 - 110,700**

Please also refer to *Appendix C - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	100,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   a. **No anti-dilution rights**
      Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer. The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict

with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **Uni-boil MP Inc. As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock
Valuations of the securities offered pursuant to this Form C, i.e. the Common Stock (Class B) for Uni-boil MP Inc., is based on our board of directors' estimation on the future cash flow generated from our restaurant under several assumptions and consideration of different scenarios. By nature these estimates are arbitrary and speculative and the assumptions behind may not be realistic. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Key assumptions of valuation
- Our customers pay for our food and services primarily with either cash or credit card, which are recognized as cash.
- Cash flow projections are based on financial budgets estimated by the management which cover a period of 15 years.
- The basis used to determine the future earnings of a restaurant are the historical sales and different growth rates in different stage during the projection period.
- There will be no material change in the existing political, legal, fiscal, or economic conditions in California, USA or any other countries in which we carry on business.
- Our operations will not be materially affected or interrupted by any force majeure events or unforeseeable factors or any unforeseeable reasons that are beyond the control of the Directors, including but not limited to, the occurrence of natural disasters, epidemics, or serious accidents.
- There will be no material change in the basis or rates of taxation in the USA and the state of California in which we operate during the projection period.

- There will be no material change in the existing inflation rate, interest rate, or exchange rate during the projection period.
- There will not be material deterioration in the operating environment of our restaurant during the period covered by the forecasts.
- There will be no material change in the company's fixed operating cost items, such as rental expenses, while other variable cost items such as advertising and promotion, commission are forecasted according to the forecasted sales and other marketing activities.
- The Company is not materially and adversely affect by any of the risk factors set out in the section headed "Risk Factors" in this offering statement.
- There are no significant changes in the critical accounting estimates and judgments.

Issued number of shares of Uni-boil MP Inc. is <u>100,000</u>

<u>Scenario I (Higher growth in revenue):</u>
Pre-Money Valuation: $1,328,356
Valuation Per Common Share: $1,328,356 / 100,000 = $13.28

<u>Scenario II (Lower growth in revenue):</u>
Pre-Money Valuation: $887,709
Valuation Per Common Share: $887,709 / 100,000 = $8.88

The median of the of the above two valuations is $11.08. Since the common stock offered in this securities offering is illiquid and subject to restrictions on resale or transfer, after taking these risk factors into consideration, our board of directors decide to set the price of the common stock offered in this securities offering at **<u>$10</u>**.

Possible Valuation Methods In the Future
Our board of directors may use the following approaches to determine the value of our common stock in the future:

- **Valuations by independent third parties**
- **Discounted cash flow valuation based on future earnings**
- **Market valuations of companies or restaurants comparable to us**
- **Valuations based on our business assets, including book value and liquidation value**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as common stock shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

N/A

c. A Sale of the Issuer or of Assets of the Issuer

Although as common stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Company has a shareholder loan payable to Mr. Mingfai Lai, who is the sole shareholder owning 100 percent of the common stock in the Company. (For principal security holder of the Company, please refer to question 6 of this Form C)

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the

aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     a. any director or officer of the issuer;

     b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

     c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

     d. any immediate family member of any of the foregoing persons.

As of December 31, 2016, the Issuer recorded a due from UBL Holding Inc. of $35,000.

UBL Holding Inc. is deemed to be a related party of the Issuer in respect of the above item because, Mr. Mingfai Lai, who is the sole shareholder owning 100 percent of the common stock in the Issuer, also owns 100% of UBL Holding Inc. and is a director of UBL Holding Inc.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes. Uni-boil MP Inc was incorporated in 8 May 2015 and has been operating its chinese hotpot restaurant in Monterey Park, Los Angeles since 10 July 2015.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Revenue

Revenue in 2016 was $706,330, which increased $409,328, or 138% compared to 297,002 in 2015. The increase was primarily due to the growth of our restaurant sales and first full financial year of 2016.

Cost of good sold and Total Expenses
Cost of good sold

Our cost of revenue consists primarily of cost of raw materials and consumables used. Key ingredients we use include beef, pork and fresh vegetables.

Cost of good sold in 2016 was $239,713, increased $150,263, or 168% compared to $89,450 in 2015. The increase was primarily due to growth of our restaurant sales and therefore the cost of good sold and first full financial year of 2016.

Total Expenses are the operating expenses, including payroll expenses, rental expenses, advertising and promotion cost, insurance expenses and utilities costs.

Our total expenses in 2016 was 462,661, increased $251,552, or 119% compared to $211,109 in 2015. The increase was primarily due to the first full financial year of 2016.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash on deposit with banks (savings and checking accounts), and cash generated from operations. Our cash on deposit with banks totaled $25,127 as of December 31, 2016 a decrease of $7,491 from December 31, 2015. The decrease primarily reflects expenditures on machines and leasehold improvements, offset by cash generated from operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i) in connection with the purchase or sale of any security?
  No.

  (ii) involving the making of any false filing with the Commission?
  No.

  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security?
  No.

  (ii) involving the making of any false filing with the Commission?
  No.

  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
  No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
> > **(A) association with an entity regulated by such commission, authority, agency or officer?**
> > No.
>
> > **(B) engaging in the business of securities, insurance or banking?**
> > No.
>
> > **(C) engaging in savings association or credit union activities?**
> > No.
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No.
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No.
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.uniboil.com/ir

The issuer must continue to comply with the ongoing reporting requirements until:

    a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

$signature

_____

[Signature Code: $signaturecode]

Wai Lun Pun

Chief Operating Officer

Uni-boil MP Inc

Date: $date

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

We are a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". We specialize in Chinese hot pot cuisine with a signature menu that is characterized by our secret recipe chicken broth. Based on our signature menu, we will follow a differentiation strategy that will provide unique, or hard to find choices to Chinese hot pots.

Our utmost priorities are freshness, quality, and good service. We use high quality ingredients and we want to change the misconception that Chinese food equates to a cheap, unfriendly experience. Our mission is to offer a great tasting and price-for-value meal made of fresh-and-high quality ingredients to each customer during every visit.

Our Keys to Success

- A repeat business with a location convenient to Monterey Park and downtown residents;
- Providing customers with the maximum number of services to create the greatest sales volume during the company's peak hours of operation;
- Uniqueness of our hot pot cuisine;
- Successful marketing, advertising, and promotion campaigns via social media, printed material, billboards, loyalty programs and discounts;
- Ability to offer our dishes at a slightly higher price than that of its competitors;
- Credibility to its clients as an upscale establishment that provides a unique and quality hot pot dishes; and
- Availability to capital to cover the higher than expected operating costs due to the differentiated and expanded menu.

Product and Services

We offer a casual dining experience, which attracts customers from different income segments and age groups. Our menu is designed around our secret recipe chicken broth, which is prepared using our proprietary recipe, and features a wide variety of ingredients. The ability to mix and match such items gives customers the freshness, the flexibility to cater to their preferences and dietary requirements. In addition, we continuously evolve and tailor our menu, and innovate new dishes, based on prevailing market trends and local customer preferences. Our menu also offers a selection of appetizers, main dishes, snacks, desserts and drinks to complement our hot pot dishes. We tailor our menu to Los Angeles residents and tourists, according to our understanding of customer taste and preferences and consumption patterns.

Location of our restaurant

We have solicited an excellent locality in the Monterey Park area and intends to provide a suitably upscale environment to draw in the company's main target market segment. Monterey Park is a hillside suburban city in Los Angeles, 7 miles east of Downtown Los Angeles. Monterey Park is part of a cluster of cities (Alhambra, Arcadia, Temple City, Rosemead, San Marino, and San Gabriel in the west San Gabriel Valley) with a growing Asian American population, making up 66.9% of its

resident population at 2010; 47.7% of its residents are of Chinese descent, the largest concentration of Chinese Americans of any municipality in the United States.


W Hellman Ave
S Electric Ave
S Marguerita Ave
Curtis Ave
S Olive Ave
S 9th St
S 8th St
S 7th St
S 6th St
S Curtis Ave
Hathaway Ave
N Chandler Ave
N Moore Ave
N Ynez Ave
24 Hour Fitness
Curry House
Informal spot for Japanese curry & more
Happy
Daiso Japan
Ten Ren's Tea Time
W Hampton Ave
Roark Dr
Guest Dr
Midwickhill Dr
Huge Tree Pastry
N Atlantic Blvd
AMC Atlantic Times Square 14
W Hillard Ave
Siwanoy Dr
Riegel Dr
Monterey Park Inn
W Emerson Ave
Melhorn Dr
Hagen Dr
Ralphs
W Garcelon Ave
Bank of America Financial Center

UniBoil (Shop Monterey Park) on Google Map

Action Items

We are aiming to achieve higher sales and profitability, through the following initiatives:

- **Introduce new menu items and dishes.** We will continue to introduce new menu items and innovate new dishes, including hot pot dishes and non-hot pot dishes like appetizers, snacks and desserts. Our menu are regularly reviewed and updated to accommodate changing market trends and customer taste and preferences.

- **Enhance the variety of food and drinks.** In addition to our hot pot dishes, we also plan to offer a greater selection of food and drinks, including appetizers, snacks, desserts, alcoholic and non-alcoholic beverages.

- **Strengthen our supply chain** To ensure fresh, timely and responsive deliveries to our customers, we plan to strengthen our supply chain management, to enhance the efficiency of movement and storage of raw materials, work-in-process inventory, and to ensure food quality and safety

- **Increase lunchtime sales and introduction of teatime hot pot.** At present, a significant of portion of our restaurant sales are generated during dinner hours. We plan to increase our lunchtime sales through hiring extra people, offering new dishes and menu items, and strengthen our marketing efforts to attract busy customers who seek a quick and quality

lunch. Introduction of teatime hot pot at a discounted price and smaller size will also be one of our initiatives to better utilize our kitchen facilities during non-peak hours.

- **Strengthen our efficiency of our operations.** We always seeks ways to enhance and strengthen our efficiency of our operations. We have implemented various initiatives to streamline our operational processes and improve restaurant hygiene and safety standards, quality of service, reliability of raw materials supply and food quality.

- **Introduce customer loyalty programs**. We will introduce a number of customer loyalty programs, such as VIP memberships, rewards program, coupons and referrals, to entice customers to return.

- **Enhance our brand awareness.** We plan to strengthen our reputation for high quality, healthy, and delicious hot pot cuisine. According to the characteristics of our location and customer segments, we will conduct advertising activities through various social media and restaurant-level promotional activities.

- **Know what our customers want.** We will closely monitor our social media, comments on crowd-sourced reviews websites like yelp.com and listen to customers feedbacks. We will also regularly conduct customer surveys and market studies to closely monitor customer tastes and preferences.

Our signature cuisine and menu

Hot pot is a popular traditional cuisine in China, prepared with a simmering pot of stock at the dining table. While the hot pot is kept simmering, ingredients are placed into the pot and are cooked at the table. Typical hot pot dishes include thinly sliced meat, leaf vegetables, mushrooms, wontons, egg dumplings, tofu, and seafood. The cooked food is usually eaten with a dipping sauce. Hot pot meals are usually eaten in the winter during supper time.

UniBoil's chef uses over 40 pounds of fresh chicken to create the base of the hot pot broths. The chicken stock is placed on high fire for 4 to 6 hours and then simmered for a total of 10 to 12 hours. The special tomato broth is made using fresh tomatoes daily. Even their hibiscus drink is brewed every morning using dried hibiscus leaves.

UniBoil's broth is free of MSG and high volumes of salt and oil that are present in many Chinese hot pot eateries. In addition, UniBoil only serves top-notch ingredients, including Certified Angus Beef, Snake River Farms: American Kurobuta Pork.

Our Menu

We review our menu regularly and introduce new dishes from time to time. To offer our customers more choices other than standard hot pot dishes, we offer a selection of appetizers, main dishes, snacks and desserts to complement our hot pot dishes. Non-hot pot items is to broaden our customer base and attract customers to visit us during lunch hours and teatime. We analyze customer orders, expenditure patterns and monitor our social media channels to improve our services by adjusting our menu and dishes, and food flavorings to suit customer preferences.

	Name			
Soup Base 湯底	Szechuan Pepper 特色麻辣湯底		How to Order:	
	Spicy Hot Soup 香辣湯底		Soup Base + Protein (exclude Specials) + Side + Add-ons (optional)	
	Tomato Hot Soup 香濃蕃茄湯底			
	Real Chicken Broth 清潤湯底			**Name**
	Tom Yum Soup 泰國冬陰功湯底		**Side 主食**	Vermicelli 冬粉
	Satay Hot Soup 馬來沙嗲湯底			Steamed Rice 白飯

	Name	Ingredients	Price (USD)			Name		Price (USD)
Protein 鍋物	Certified Angus Beef 安格斯肥牛鍋物	Beef, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetables by Season	$11.99		**Beverage 飲料**	Coca-Cola 可口可樂		$2.00
	Seafood Special 海鮮鍋物	Shrimp, Oyster, Scallop, Clam, Mussel, Fish, Tofu, Corn, Mushroom, Lotus Roots, Vegetable by Season	$14.99			Sprite 雪碧		$2.00
	Kurobuta Pork 黑豬鍋物	Pork, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetable by Season	$11.99			Jia Duo Bao 加多寶		$2.50
						Flowering Tea 花茶	CUP 杯	$2.50
							Pitcher 扎	$8.00
	Superfine Lamb Shoulder 羊肉鍋物	Lamb, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetable by Season	$11.99			Plum Drink 酸梅湯	CUP 杯	$2.50
							Pitcher 扎	$8.00
						Beijing Yogurt 北京酸奶		$2.30

	Name	Ingredients	Price (USD)			Name	Price (USD)
Special 特選	Szechuan Pepper Numb Pork Feet 麻辣豬手火鍋	Ham Hock, Crab Stick, Taro Silk, Flammulina, Shiitake, Tofu, Tomato, Bean Sprouts, Corn millet, Broccoli, Courgette, White Radish, Cabbage	$13.99		Add-on 加點食材	Certified Angus Beef 認證安格斯牛肉	$3.95
	JP Miso Hot Soup w/ Kurobuta Pork 日式味增火鍋 配 極黑豬肉	Pork, Clams, Baked Fish Cake, Crab Stick, Tofu Fish Cake, Japanese-style Rolls, Eggs, Taro Silk, Udon, White Radish, Corn Millet, Flammulina, Shiitake, Tofu, Cabbage	$13.99			Superfine Lamb Shoulder 特級羊肩肉	$3.95
						Kurobuta Pork 極黑豬肉	$3.95
	Budae Jjigae w/ Kurobuta Pork 韓式部隊火鍋 配 極黑豬肉	Pork, Ham, Sausage, Fish Patty, Crab Stick, Egg, Shin Ramyun, Kimchi, Tteokbokki, Cheese, White Radish, Onion, Flammulina, Shiitake, Tofu, Cabbage	$13.99			Shrimp 大蝦	$3.95
						Luncheon Meat 火腿午餐肉	$3.95
						Enoki Mushroom 金針菇	$2.50
						Frozen Tofu 凍豆腐	$2.50
						Crab Legs 蟹肉條	$2.50
						Shin Ramyun 辛辣麵	$2.50
						Corns 玉米	$2.50
						Vermicelli 冬粉	$1.00
						Steamed Rice 白飯	$1.00
						Eggs 雞蛋	$1.00
						Green Onion 蔥花	$0.50
						Mashed Garlic 蒜花	$0.50

Quality of Food and Services

We believe that quality is the key to our success. We place strong emphasis on quality control of the food and services provided. Our commitment to the freshness and quality of ingredients is realized through our direct procurement approach. Apart from the taste and quality, our hotpot cuisine also presents a healthy dining option.

For example, UniBoil only serves top-notch ingredients, including Certified Angus Beef, Snake River Farms: American Kurobuta Pork. UniBoil's broth is free of MSG and high volumes of salt and oil that are present in many Chinese hot pot eateries.

Pricing strategy

Our pricing strategy focuses on providing high quality, healthy hot pot dishes which have unique flairs. Because of this, we expect to be able to charge somewhat more for our products than other restaurants, as long as the customers agree that our food is better than average.

We consider, amongst other things, the general market trend, prices set by our competitors and the price of raw materials.

Our restaurant is targeted to maintain a of gross profit margin level between 60%-70%

Our customers

We offer chinese hot pot as our main dishes, aiming to attract a broad base of customers from different income segments and age groups. Hotpot is a very fun meal to eat due to its limitless possibilities, as every visit offers the opportunity to try new broths, new food mix-ins, and create new sauces. It serves as a great social activity and therefore hot pot dining is very often a social activity and our customers usually dine as a group.

70% of our customers are between the ages of 18 and 42, who tend to have higher disposable incomes, busy lifestyles and dine out more frequently. In addition, as customers in this age group with higher disposable income levels and are willing to pay higher prices for a quality dining experience.

Brand management

We are marketed under the "UniBoil" brand. Our brand marketing are designed to strengthen our reputation for quality and delicious hot pot cuisine and to promote our restaurant as ideal venues for family, social and other group gatherings. Our chinese name "煮道", means the "principle" of cooking. Within the context of traditional Chinese philosophy and religion, "道" is the principle which can only be achieved and learnt through actual living experience of one's everyday being.

Marketing Strategy

Our marketing strategy focuses mainly on making our existence known to the people living or working close to our location. Our marketing strategy focuses on the following:

- increase advertising activities on social media and the Internet to enhance our brand recognition;
- attract new customers and increase the frequency of visits by current customers through our customer loyalty programs;
- making our existence known to the people working close to our location;
- use flyers, direct mailers and billboards to establish customer awareness and product attractiveness, and advertise sales promotions that will help bring in customers; and
- increase communications with our customers through the social media to enhance overall customer satisfaction. In addition, we use a variety of other promotional initiatives to promote customer loyalty and increase sales.

Sales Strategy

We need to offer fast services at peak times. The key is a good crowd balance, so that we never look empty but we are never so full that we turn people away.

Our most important sales strategy is to develop repeat business. Every customer who comes in has to want to return. To that end, we will offer some of the more established sales strategies such as discount cards, special menu days, and a regularly changing menu. We intend to keep accurate track of what types of hot pots and other foods sell well and to create a program of customer feedback through social media and crowd-sourced reviews websites like yelp.com. With this information we will be able to streamline our food line to match the local tastes and encourage more people to eat at UniBoil.

Product Development

It is important to offer new menu items and innovate new dishes from time to time in order to attract new and returning customers. In addition, our menus are required to be adjusted and modified in response to the changing tastes, preferences and increasing demand of customers. Our management and chefs review of the menus and dishes regularly based on market trends, seasonal factors and feedback from our customers. We continuously seek to enhance our soup base and innovate new dishes through research, feedback from customers and prevailing trends, not only to offer our clients delicious food, variety in cuisine, but also refreshing and nice dining experience.

Competition

Restaurants in the California is highly competitive, fragmented and subject to rapid change. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be adversely affected. Since our business is highly competitive, various competitive factors may reduce our revenues and profit margins.

The number, size and strength of our competitors also vary widely. We compete with a number of other hot pot restaurants in the Los Angeles as well as other types of full-service restaurants, eating outlets, including fast food restaurants, cafes and bars. Our competitors include both locally-owned restaurants and other restaurants that are members of regional or national chains.

We believe we can stand out from our competitors through quality of food, reputation, brand name recognition, customer service, restaurant location and environment. We believe that our high quality and unique hot pot cuisine, business model, competitive price-to-value matrix and established brand are the major factors to differentiate ourselves from our competitors.

Our Team

We are a small company with our employee categories including counter clerks, kitchen help, and busboys. We have 20 employees total. The Chief Operating Officer will be in attendance during normal business hours. In addition, specific other employees will have supervisory roles for times when the Chief Operating Officer is not able to be present.

We will continue to enhance the service and quality of our employees through training programs and proper supervision. We also plan to introduced new incentive schemes, such as bonus-sharing scheme to motivate our employees and attract candidates to join our team.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We may not be able to maintain and increase the sales and profitability of our restaurant.
Our restaurant's sales is a critical factor affecting our revenue and profit. It will also affect our sales growth. Our ability to increase our restaurant sales depends in part on our ability to successfully implement our initiatives to increase customer traffic and seat turnover rate, such as extending operating hours, driving customer traffic in non-peak hours and offering value-added services, maintaining a strong brand image in the existing market. We do not guarantee that we will be able to achieve our targeted sales growth and profitability for our restaurant or that existing restaurant sales would not decrease. Sales and profits growth may be materially and adversely affected if any of these were to happen.

If we cannot secure renewal of existing lease agreement on commercially reasonable terms, our business, results of operations and ability to implement our growth strategy will be materially and adversely affected.
We compete with other retailers and restaurants for locations in the competitive markets for retail premises. Based on their size advantage and/or their greater financial resources, some of our competitors may have the ability to negotiate more favorable lease terms than we can and some landlords and developers may offer priority or grant exclusivity to some of our competitors for desirable locations. We cannot assure you that we will be able to renew existing lease agreement on commercially reasonable terms, if at all.

Our current restaurant location may become unattractive, while attractive new locations may not be available for a commercially reasonable price.
Our current restaurant location may no longer be attractive as economic or demographic patterns change. In addition, demographics surrounding of our current restaurant location may deteriorate. If this happens, we may need to close or relocate our restaurant. However, we cannot assure you that we will be able to identify and secure suitable locations and at commercially reasonable prices, which may have a material adverse effect on our results of operation.

Our business is affected by changes in consumer taste and discretionary spending, and we may not be able to update our menus, develop new products and innovate new dishes in a timely manner that are responsive to such changes.
The restaurant industry is affected by consumer taste and preference. Our success relies, in part, upon our ability to update our menus, develop new products and innovate new dishes successfully, which in turn depends on our ability to anticipate the consumer preferences, including the dietary habit of consumers, and to market our products in ways that would appeal to their preferences. Although we constantly update our menus and innovate new dishes to adapt to changes in dining trends, shifts in consumer taste and nutritional trends in the United States. Failure to do so may adversely affect our results of operation and financial performance.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income, retail spending, and confidence and therefore our historical results may not be indicative of our future performance.

Our business depends significantly on the market recognition of our brand.

Our business depends significantly on the market recognition of our brand name "Uni-Boil" or "煮道" which is crucial for us to maintain our competitive advantage. Whether we can do so depends on our ability to:
- develop new products and innovate new dishes;
- maintain the uniqueness and deliciousness of our menu offerings;
- provide our food and services at affordable prices;
- Provide pleasant dining environments; and
- respond to any change in the competitive restaurant industry in the United States.

However, our ability to maintain our brand recognition very often depends on a number of factors and some of which are beyond our control. Failure to maintain, protect, promote and enhance our brand could materially and adversely impact our business and results of operations.

Our restaurant is susceptible to risks in relation to rental increases.
Rental expenses represent a significant portion of our total operating expenses and thus our profitability and financial performance may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

Shortages or interruptions in the availability and delivery of our food and other raw materials may have a material adverse effect on our business operations and financial performance.
If our suppliers do not deliver our food and other raw materials in a timely manner, we may experience supply shortages or interruptions, which could have a material adverse effect on our business operations and financial performance. In addition, our suppliers may increase the prices of our food and other raw materials, which may lead to a shrinking of our operating margin and therefore our financial performance if we cannot increase the prices of our dishes. Moreover, the ability to source quality food ingredients from reliable sources that meet our food safety and quality specifications at competitive prices is crucial to our ability to maintain consistent quality and our menu offerings.

Any failure to maintain effective quality control systems for our restaurant could have a material adverse effect on our reputation, results of operations and financial performance.
The quality and safety of the food we serve is critical to our success. Maintaining consistent food quality and safety of food depends significantly on the effectiveness of our quality control systems, which in turn depends on a number of factors, including the design of our quality control systems and our ability to ensure that our employees adhere to those quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our reputation, results of operations and financial performance.

Any failure or perceived failure to deal with customer complaints or adverse publicity involving our food or services could materially and adversely impact our business and results of operations.
Negative publicity or news reports or allegations in printed and online media, whether accurate or not, regarding our restaurant, food quality and safety standard can adversely affect our business. Negative customer perception of our business may potentially be induced by reports on public health concerns, negative media attention concerning our competitors or catering services providers across the food industry supply chain. Any such negative publicity could materially harm our business, brands and results of operations.

Any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our reputation, business and operations.
We face an inherent risk of food contamination and liability claims. Our food quality depends partly on the quality of the food ingredients and raw materials provided by our suppliers and we may not be able to detect

all defects in our supplies. In addition, due to the nature of hot pot, we serve raw food, which creates a greater chance of food contamination.

We may be unable to receive compensation from suppliers for contaminated ingredients used in our dishes and indemnity provisions in our supply contracts may be insufficient.

In the event that we become subject to food safety claims caused by contaminated or otherwise defective ingredients or raw materials from our suppliers, we can attempt to seek compensation from the relevant suppliers. However, indemnities provided by suppliers may be limited and the claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our supply contracts usually do not have provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier, or amounts that we claim cannot be recovered from the supplier, to the extent that our insurance coverage is insufficient, we may be required to bear such losses and compensation at our own costs. This could have a material adverse effect on our business, financial condition and results of operations.

Events that disrupt the operations of any of our restaurant, such as fires, floods, earthquakes or other natural or man-made disasters, may materially and adversely affect our business operations.

Our operations are vulnerable to interruption by fires, floods, hurricanes, power failures and shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Our business is also dependent on prompt delivery and transportation of our food ingredients and raw materials. Certain events, such as adverse weather conditions, natural disasters, severe traffic accidents and delays and labor strikes, could also lead to delayed or lost deliveries of food supplies to our restaurant which may result in the loss of potential business. Perishable food ingredients may also deteriorate due to delivery delays, malfunctioning of refrigeration facilities or poor handling during transportation by our suppliers or our logistics partners. In addition, fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our operations, which may also prevent us from providing quality food and services to customers. Any such event could materially and adversely affect our business operations and results of operations.

Increases in the cost of ingredients may lead to declines in our margins and operating results.

Any rise in the cost of the food ingredients may lead to declines in our margins and operating results. The cost of the food ingredients we use in our restaurant depends on a variety of factors and many of which are beyond our control.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.

Our brand is essential to our success. However, we may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, recipes or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends upon the continuing services of our management team. We must continue to attract, retain and motivate a sufficient number of qualified personnel to maintain consistency in the quality and operation of our restaurant. In addition, competition for experienced management and operating personnel in the restaurant industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our key management and operating personnel or attract and retain high-quality personnel in the future.

Our business could be adversely affected by difficulties in employee recruiting and retention
Our ability to attract, motivate, and retain a sufficient number of qualified employees for our restaurant operations is a critical factor in our continued success. We cannot guarantee that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increase in employee turnover rates in our restaurant and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may increase the difficulty to implement our growth strategy. Any increased labor costs due to factors like Competition, increased minimum wage requirements and employee benefits may potentially impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATING TO OUR INDUSTRY

Macro-economic factors have had and may continue to have a material adverse effect upon our business, financial condition and results of operations.
The restaurant industry is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels and consumer spending patterns. In particular, our restaurant is located in the United States and accordingly, our results of operations are closely affected by the macro-economic conditions in the United States. Any deterioration of the U.S. economy, decrease in disposable consumer income, fear of a recession and decreases in consumer confidence may lead to a reduction of customer traffic and average spending per customer at our restaurant, which could materially and adversely affect our financial condition and results of operations.

Intense competition in the restaurant industry could prevent us from increasing or sustaining our revenue and profitability.
Restaurants in the California is highly competitive, fragmented and subject to rapid change. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be adversely affected. Since our business is highly competitive, various competitive factors may reduce our revenues and profit margins. The number, size and strength of our competitors also vary widely. We compete with a number of other hot pot restaurants in the Los Angeles as well as other types of full-service restaurants, eating outlets, including fast food restaurants, cafes and bars. Our competitors include both locally-owned restaurants and other restaurants that are members of regional or national chains.

We face significant competition at our location from a variety of restaurants in various market segments, including locally-owned restaurants and regional and international chains. There are a number of well-established competitors with substantially greater financial, marketing, personnel and other resources than ours, and many of our competitors are well established in the markets where our restaurant is located. Our competitors may also develop new restaurants that operate with similar concepts and target our customers resulting in increased competition.

RISKS RELATED TO THE OFFERING

We determined the price of the shares arbitrarily.
The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
UNI-BOIL MP INC.

> Important:
> This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Uni-boil MP Inc., a company organized and existing under the laws of the State of California ("Uni-Boil" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Uni-Boil has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of Uni-Boil (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

    1.1 Issue of Shares. Subject to the terms and conditions hereof, Uni-Boil hereby issues to the Subscriber, and the Subscriber hereby subscribes from Uni-Boil[Shares Subscripted] Shares, at a Per Share Price equal to $10.00 (the "Share Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Shares is $[Subscription Amount] (the "Subscription Price"), which shall be delivered to Uni-Boil as follows:

        (i) $[Subscription Amount] in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

    1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

    1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees.

But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Uni-Boil 1% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Uni-Boil and such decision is based upon a review of the Form C which has been filed by Uni-Boil with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Uni-Boil in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Uni-Boil ;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Uni-Boil ;

d. Uni-Boil is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Uni-Boil from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Uni-Boil and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Uni-Boil in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Uni-Boil in connection therewith;

f. the Subscriber acknowledges that Uni-Boil has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Uni-Boil shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Uni-Boil is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Uni-Boil (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Uni-Boil is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Uni-Boil is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Uni-Boil and depends on the advice of its legal and financial advisors and agrees that Uni-Boil will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Uni-Boil ; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Uni-Boil . The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Uni-Boil and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Uni-Boil to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at , or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of California, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Uni-Boil shall, to the fullest

extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Wai Lun Pun

_____
Name: Wai Lun Pun
Title: Chief Operating Officer
Uni-boil MP Inc.

Appendix D - FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION
OF
THE FINANCIAL STATEMENTS

I, Wai Lun Pun, the Chief Operating Officer of Uni-Boil MP Inc., a California Corporation (the Company), hereby certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal years ended 31 December 2015 and 31 December 2016 respectively.



Wai Lun Pun
Chief Operating Officer, Uni-Boil MP Inc.
6 August 2017

Uni-Boil MP Inc.
Profit and Loss Statement (Unaudited)

Period	Jan to Dec, 2016	Jan to Dec, 2015
Total Income	706,330	297,002
Cost of Goods Sold	239,713	89,450
Gross Profit	466,617	207,553
Expense		
Accounting Service	3,937	1,629
Advertising, Promotion and Marketing	1,188	5,465
Automobile Expense	11,642	-
Bank Service Charges	467	690
Depreciation Expense	13,043	103
Equitment Lease	1,504	346
Insurance Expense	25,058	11,955
Internet Service	948	991
Janitorial Expense	990	-
Supplies & Tools	12,825	637
Payroll Expenses	136,139	80,000
Pest Control	192	1,058
Professional Fees	1,521	2,210
Rent Expense	133,156	66,082
Repairs and Maintainence	958	2,123
Store sign	1,060	-
Tax and License	94,862	21,982
Telephone Expense	57	174
Travel Expense	429	1,958
Utilities	22,683	6,699
Other Expenses	-	6,998
WF CASH ACCOUNT CREST OFFSET	-	-
WF CASH ACCOUNT DEBIT OFFSET	3	-
Total Expense	462,661	211,100
Net Ordinary Income	3,956	(3,548)
Other Income / Expense		
Interest Income	0	0
Total Other Income	**0**	**0**
Net Income	3,956	(3,548)

Uni-Boil MP Inc.
Balance Sheet (Unaudited)

Period Ending	31 Dec 2016	31 Dec 2015
ASSETS		
Current Assets:		
Checking / Savings		
Checking	24,641	32,618
Saving	486	0
Total Checking/Savings	25,127	32,618
Other Current Assets		
Due from Uni-Boil Group, Inc	290	-
Due from UBL Holding Inc.	35,000	-
Total Other Current Assets	35,290	0
Total Current Assets	**60,417**	**32,618**
Fixed Assets		
Accumulated Depreciation	(13,146)	(103)
Leasehold Improvement	60,401	7,401
Machine	46,600	-
Total Fixed Assets	**93,855**	**7,298**
TOTAL ASSETS	**154,272**	**39,916**
LIABILITIES		
Current Liabilities:		
Accounts Payable	2,376	3,575
Loan Payable to Shareholder	30,000	30,000
Other Liability	2	3
Total Current Liabilities	**32,378**	**33,578**
Total Liabilities	**32,378**	**33,578**
EQUITY		
Owners Equity	117,938	10,000
Retained Earnings	3,956	(3,662)
Total Equity	**121,894**	**6,338**
TOTAL LIABILITIES & EQUITY	**154,272**	**39,916**

Uni-Boil MP Inc.
Statement of Cash Flows (Unaudited)

Period	Jan to Dec, 2016	Jan to Dec, 2015
Operating Activities		
Net income	3,956	(3,548)
Depreciation and Amortization	13,043	103
Changes in Accounts Payable	(1,200)	3,575
Other Items	-	(111)
Net Operating Cash Flow	**15,799**	**19**
Investing Activities		
Leasehold Improvement	(53,000)	(7,401)
Machine	(46,600)	-
Net Investing Cash Flow	**(99,600)**	**(7,401)**
Financing Activities		
Due from Uni-Boil Group, Inc	(290)	-
Due from UBL Holding Inc.	(35,000)	-
Loans from Shareholders	-	30,000
Owners Equity & Other Financing	111,600	10,000
Net Financing Cash Flow	**76,310**	**40,000**
Net Change in Cash	**(7,491)**	**32,618**
Cash at beginning of period	**32,618**	**0**
Cash at the end of the period	**25,127**	**32,618**

Notes to the Financial Statements

Business Activity
Uni-boil MP Inc. (The Company), incorporated in California on 8 May 2015, is a full-service hot pot restaurant in Los Angeles, California operating under the brand name of "UniBoil". The Company's primary sources of revenue are restaurant sales.

Significant Accounting Policies
The Company's financial statements have been prepared in accordance with the significant accounting policies disclosed below which the management have determined are appropriate. Such accounting policies are consistent with the previous period unless stated otherwise.

Basis of Presentation
The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

Going Concern
The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Significant accounting judgments and use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Revenue recognition
Revenue primarily consists of food and beverage sales. Revenue from restaurant sales is recognized when food and beverage products are sold at the Company's restaurant net of any discounts. Sales of food and beverages are recognised in the income statement at the point of sale to customers.

Cost of Good Sold
Cost of Good Sold primarily represents food and beverage costs, which include the direct costs associated with food, beverage and distribution of our menu items.

Advertising, Promotion and Marketing Cost
Advertising, promotion and marketing cost include all media, production and related costs for both local restaurant advertising and national marketing.

Tax and License
Tax and License consists of payroll tax, sales tax, income tax, and various business licenses and fees.

Statements of Cash Flows
The statements of cash flows are presented using indirect method, to reveal the sources and uses of cash by the Company. It presents information about cash generated from operations and the effects of various changes in the balance sheet on the Company's cash position.